SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                              FORM 6-K

                      REPORT OF FOREIGN ISSUER
              PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                           March 31, 2000

                         CREO PRODUCTS INC.
       (Exact name of Registrant as specified in its charter)

                          3700 Gilmore Way
                    Burnaby, B.C. Canada V5G 4M1
              (Address of principal executive offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

              Form 20-F     x          Form 40-F
                           ---                      ---

       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes            No     x
                  ---            ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

                          FOR IMMEDIATE RELEASE
         CREO SHAREHOLDERS APPROVE ISSUANCE OF 13.25 MILLION SHARES

  Vancouver, BC, CANADA (March 31, 2000)   Creo Products Inc. (NASDAQ: CREO;
  TSE: CRE) ("Creo") is pleased to announce that shareholders approved the issuance of 13.25 million Creo shares in consideration for the assets of the digital prepress and print-on-demand businesses of Scitex Corporation Ltd. (NASDAQ: SCIX) ("Scitex") of Herzlia, Israel. The approval was given yesterday at the Creo annual general and special meeting and is pursuant to a previously announced Asset Purchase Agreement dated January 17, 2000. The 13.25 million Creo shares are valued at some US$ 551 million.

  Creo expects to close the transaction the week of April 3, 2000. The new graphic arts group will combine the prepress operations of Scitex and Creo, and will operate as a division of Creo under the name "CreoScitex." Creo shares will continue to trade under the symbol CREO on NASDAQ and CRE on the Toronto Stock Exchange. The combined entity will capitalize on strong synergies in technology, products, service, and distribution to create a leading provider of worldwide digital prepress solutions.

  Following the closing, Rimon Ben-Shaoul, Chairman of the Scitex board; and Yoav Z. Chelouche, President and CEO of Scitex; will be appointed to the Creo board. Scitex will own approximately 26.1% of the outstanding Creo shares on a fully diluted basis and will enter into a five-year standstill agreement that includes, amongst other things, restrictions on acquiring additional Creo shares as well as customary transfer, voting, and other restrictions. The transaction is being accounted for by Creo as a purchase and is expected to be accretive to Creo's earnings per share before goodwill in the current fiscal year.

  This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated cost savings, synergies, and other benefits of the transaction. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

  These risks and uncertainties include the following: (1) Creo and Heidelberger Druckmaschinen A.G. are unable to reach agreement on any changes to their current joint-venture agreement, which may be necessary in light of the combination Creo's business with the Scitex Business; (2) the expected cost-savings and synergies cannot be fully realized or take significantly longer to realize than expected; (3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected;
  (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates.

  Creo and the Creo logo are registered trademarks of Creo Products Inc. Other products may be the trademarks of their respective companies.

                            -###-